Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

October 28, 2005

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated October 28, 2005 [English translation].

2. Brief Statements of Interim Financial Results dated October 28, 2005 (Consolidated basis. USGAAP) [English translation].

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata

General Manager, Investor Relations Dept.

Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate Release

(This is an English translation of the Japanese original.)

October 28, 2005

Sumitomo Corporation

Motoyuki Oka, President and CEO

Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section

Contact: Mitsuru Iba,

Corporate Communications Dept.

Tel. +81-3-5166-3089

Notice Concerning Revision of Net Income Target and Dividend for the Fiscal Year Ending March 31, 2006

Sumitomo Corporation (the "Company") hereby reports revisions of the net income target and dividend for the fiscal year ending March 31, 2006 as follows:

1. Revision of the net income target for the fiscal year ending March 31, 2006 (U.S. GAAP)

	Consolidated net income (U.S. GAAP)
Original target (A) (Announced in April, 2005)	110 billion yen
Revised target (B)	140 billion yen
Change (B-A)	+30 billion yen
Rate of change (B-A)/(A)	+27%

2. Reasons for the revision of the net income target

   Under the current medium-term management plan, the Achievement and Growth Plan (FY2005 – FY2006), the company has been expanding its earnings base through dynamic growth strategies. Considering the effects of the additional acquisitions, expansion of core businesses, commodity prices, and depreciation of yen, the Company revised its net income target announced in April 2005.

3. Dividend plan and reasons for the revision

The Company has announced to set the dividend payout ratio at around 20%, reflecting the consolidated financial results. Based on the revised target of consolidated net income, the annual dividend is planned to be 22 yen per share. The interim dividend is 11 yen per share, and the ordinary dividend is planned to be 11 yen per share.

	Annual dividend per share		
		Interim	Ordinary
Previous plan	18 yen	9 yen	9 yen
Revised plan	22 yen	11 yen	11 yen

(Reference)

Dividend of FY2004	11 yen	4 yen	7 yen

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets.

October 28, 2005

Consolidated semiannual results 2005

(Six-month period ended September 30, 2005)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation
Stock Exchange code No.8053
(The first sections of Tokyo and Osaka Stock Exchanges)
President & CEO, Motoyuki Oka
For further information contact:
Mitsuru Iba, Corporate Communications Dept. Tel. +81-3-5166-3089
Kihachiro Kawaguchi, Accounting Controlling Dept. Tel. +81-3-5166-3279
(URL http://www.sumitomocorp.co.jp/english)

1. Consolidated results for the six-month period ended September 30, 2005

(1) Summary

[Remark] Amounts are rounded to the nearest million.

	Total trading transactions	(increase/ (decrease))	Operating income	(increase/ (decrease))	Income before income taxes and minority interests in earnings of subsidiaries	(increase/ (decrease))
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
Apr.1-Sep.30, 2005	4,921,804	2.8	86,562	66.3	142,270	85.3
Apr.1-Sep.30, 2004	4,786,384	10.4	52,041	51.6	76,796	48.0
Year ended March 31, 2005	9,898,598		112,385		151,349	

	Net income	(increase/ (decrease))	Net income per share (basic)	Net income per share (diluted)
	(millions of yen)	(%)	(yen)	(yen)
Apr.1-Sep.30, 2005	88,131	102.5	72.40	72.39
Apr.1-Sep.30, 2004	43,527	42.5	38.39	38.39
Year ended March 31, 2005	85,073		72.83	72.82

[Notes]

1) Equity in earnings of associated companies, net (Apr.1-Sep.30, 2005) 22,510 million yen (Apr.1-Sep.30, 2004) 18,908 million yen (Apr.1, 2004-Mar.31, 2005) 37,387 million yen
2) Average shares outstanding (consolidated) (Apr.1-Sep.30, 2005) 1,217,350,167 (Apr.1-Sep.30, 2004) 1,133,779,650 (Apr.1, 2004-Mar.31, 2005) 1,168,142,925
3) Changes of accounting policies None
4) Percentage figures are changes from the same period of the previous fiscal year.
5) Total trading transactions and operating income are presented in a manner customarily used in Japan solely for Japanese investors' purposes.
Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent.

(2) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
September 30, 2005	5,792,443	1,154,343	19.9	927.61
September 30, 2004	5,308,160	866,058	16.3	719.48
March 31, 2005	5,533,127	934,891	16.9	776.61

[Note] Shares outstanding (consolidated) September 30, 2005: 1,244,427,355 September 30, 2004: 1,203,734,046 March 31, 2005: 1,203,811,504

(3) Consolidated cash flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents, end of period/year
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
Apr.1-Sep.30, 2005	35,921	10,951	(96,812)	409,249
Apr.1-Sep.30, 2004	10,786	(44,141)	103,517	486,132
Year ended March 31, 2005	(20,831)	(55,833)	115,825	453,891

(4)Number of consolidated subsidiaries and other associated companies (equity method)

Consolidated subsidiaries 612 Associated companies 243

(5)Changes in number of consolidated subsidiaries and other associated companies (equity method)

Consolidated (increased 43 , decreased 37) Associated (increased 24 , decreased 11)

2. Targets (fiscal year ending March 31, 2006)

	Total trading transactions	Net income
	(millions of yen)	(millions of yen)
Year ending March 31, 2006	10,200,000	140,000

[Reference] (1) Estimated net income (year ending March 31, 2006) per share (basic) ¥112.50

(2) Notification of dividend

Our basic policy is to meet shareholders' expectations by ensuring long-term stable dividends. In addition to this basic policy, we have set the dividend payout ratio at around 20%, reflecting consolidated financial results. Based on our revised target of consolidated net income of 140 billion yen, the annual dividend is planned to be 22 yen per share. Therefore, the interim dividend is 11 yen per share, half amount of the planned annual dividend. The planned ordinary dividend is 11 yen per share. (The annual and interim dividends for fiscal year 2004 were 11 yen and 4 yen per share respectively.)

The Group's business operations

(1) Sumitomo Corporation Group is engaged in wide range of business activities on a global basis. We own business foundation consisting of trust, global network, global relations and intellectual capital, and advanced functions in business development, logistic solutions, financial services, IT solutions, risk management and intelligence gathering and analysis. Through integrating these elements, we provide a diverse array of values to our customers.

(2) Products and business activities, and principal subsidiaries and associated companies by operating segment are as follows;

Operating segment	Products and business activities / *Principal subsidiaries and associated companies*
	Products and business activities
	Principal subsidiaries and associated companies
Metal Products	Domestic sales, international trading and processing of iron & steel and nonferrous metal products. Other related businesses.
	Sumisho Metalex Corporation (S) ／ Sumisho Tekko Hanbai Co., Ltd. (S) ／ Asian Steel Company Ltd. (S) ／ SC Metal Pty. Ltd. (S)
Transportation & Construction Systems	Domestic sales and international trading of ships, aircrafts, railroad transportation systems, automobiles, construction machinery and related equipment and parts. Other related businesses.
	Sumisho Auto Leasing Corporation (S) ／ KIRIU Corporation (S) ／ P.T. Oto Multiartha (S) ／ Oshima Shipbuilding Co., Ltd. (A)
Machinery & Electric	Domestic sales, international trading and construction of machinery and equipment related to industries, infrastructure, electricity and energy. Sales and installation of equipment and systems related to information & telecommunication network. Promoting other related businesses.
	Sumisho Machinery Trade Corporation (S) ／ Sumitomo Shoji Machinex Co.,Ltd. (S)
	Perennial Power Holdings Inc. (S) ／ MobiCom Corporation (A)
Media, Electronics & Network	Promotion of media business including visual content and cable TV operation, IT solution service business, telecommunication and network related business and EMS business. Development and distribution of electronics devices and new highly value-added materials.
	Sumisho Computer Systems Corporation (S) ◎ ／ Sumitronics Corporation (S) ／ Nissho Electronics Corporation (A) ◎
	Jupiter Telecommunications Co., Ltd. (A) ○ ／ Jupiter Programming Co., Ltd. (A) ／ MS Communications Co., Ltd. (A)
Chemical	Domestic sales, international trading and development of products related to plastics, organic chemicals, new materials, electronics materials, inorganic chemicals, alkalis, medicals, bio-pharmaceuticals, agricultural chemicals, pet supplies, and antibiotics. Other related businesses.
	Sumitomo Shoji Chemicals Co., Ltd. (S) ／ Summit Agro Europe Ltd. (S) ／ The Hartz Mountain Corporation (S) ／ Cantex Inc. (S)
Mineral Resources & Energy	Development and international trading of coal, iron ore, steel making raw materials, nonferrous raw materials, LNG(liquefied natural gas), petroleum, semi-manufactured goods and finished products relating to petroleum, LPG(liquefied petroleum gas), batteries and carbon products. Promoting other related businesses.
	Nusa Tenggara Mining Corporation (S) ／ Petro Summit Investment Corporation (S) ／ Sumisho Oil Corporation (S)
	Sumisho LPG Holdings Co., Ltd. (S) ／ Sumisho Coal Australia Pty Ltd. (S) ／ SC Minerals America, Inc. (S) ／ LNG Japan Corporation (A)
Consumer Goods & Service	Domestic sales and international trading of raw materials and products of food & foodstuffs, fertilizers and textiles. Operating retail and downstream businesses handling a wide range of consumer goods and services.
	Shinko Sugar Co., Ltd. (S) ○ ／ Summit, Inc. (S) ／ Montrive Corporation (S) ／ Mammy Mart Corporation (A) ○
Materials & Real Estate	Domestic sales and international trading of cement, lumber, woodchip, pulp, tires and other materials. Promotion of real estate businesses such as office building rentals, condominiums sales, and commercial complex management.
	SEVEN INDUSTRIES Co., Ltd. (S) ◎ ／ Sumisho Paper Co., Ltd. (S) ／ S.C. Cement Co., Ltd. (S)
	Sumisho & Mitsuibussan Kenzai Co., Ltd. (A) ／ IG Kogyo Co., Ltd (S) ／ P.T. Summitmas Property (A)
Financial & Logistics	Finance businesses, private equity investments and commodities and derivative businesses. Providing logistics services, insurance services and overseas industrial park businesses.
	Bluewell Corporation (S) ／ Sumitrans (Japan) Corporation (S)
	Sumisho Capital Management Co. (S) ／ P.T. East Jakarta Industrial Park (S)
Domestic Regional Business Units and Offices	Various businesses at key locations in Japan.
	Sumisho Textile Company, Ltd. (S) ／ Sumisho Steel Sheets Works Co., Ltd. (S)
	Sumisho Montblanc Co., Ltd. (S) ／ Nippon Katan Co., Ltd. (A) ○
Overseas Subsidiaries and Branches	Various businesses at key locations in the world.
	Sumitomo Corporation of America (S) ／ Sumitomo Corporation Europe Holding Ltd. (S)
	Sumitomo Corporation (Singapore) Pte. Ltd. (S) ／ Total 8 subsidiaries in China (S) ／ Sumitomo Australia Limited. (S)
Corporate	
	Sumisho Lease Co., Ltd. (A) ◎

(Notes)

1. (S) stands for subsidiaries, and (A) for associated companies.
2. The companies mentioned above include listed companies at; Tokyo Stock Exchange etc. (marked◎), JASDAQ (marked○).
3. On August 1, 2005, Sumisho Computer Systems Corporation and Sumisho Electronics Co., Ltd. merged.
   Sumisho Computer Systems Corporation is the ongoing concern and Sumisho Electronics Co., Ltd. dissolved.
4. On August 2, 2005, Sumisho Auto Leasing Corporation became our wholly owned subsidiary by exchange of shares.
5. On October 1, 2005, Sumitomo Shoji Plastics Co., Ltd., Sumitomo Shoji Chemicals Co., Ltd., and Sumisho Chemicals & Plastics Nagoya Co., Ltd. merged.
   Sumitomo Shoji Plastics Co., Ltd. is the ongoing concern and Sumitomo Shoji Chemicals Co., Ltd. and Sumisho Chemicals & Plastics Nagoya Co., Ltd. dissolved.
   Sumitomo Shoji Plastics Co., Ltd. changed its name to Sumitomo Shoji Chemicals Co., Ltd.

Sumitomo Corporation and Subsidiaries

Management policy

1. Medium-term management strategies and business activity etc. during the period.

• Medium-term management plan: AG Plan

In April this year, we started to implement our new two-year medium-term management plan, the "AG Plan."[1] Under this plan, we have adopted quantitative targets of (a) a consolidated risk-adjusted return[2] ratio of 7.5% or over in each year and (b) of consolidated net income of ¥110 billion in fiscal year 2005 and ¥120 billion in fiscal year 2006 for a two-year total of ¥230 billion. In order to achieve these targets and to build a foundation for sustained growth, we have been undertaking various measures in line with a set of basic policies that we are implementing on a globally consolidated basis, namely, to expand our earnings base through dynamic growth strategies, implement human resource strategies matching our growth strategies, and pursue soundness and efficiency in management.

• Growth strategies

During the period under review, we expanded our earnings base based on our advanced business portfolio strategy, by replacing our existing assets and actively increasing our assets through mergers and acquisitions. We established the "AG Plan-Committee for Globalization" and pushed to strengthen our earning power by harmonizing our regional and product strategies. We also worked to develop businesses in fields such as new technologies and the environment. To support these efforts, we have formulated an "AG Plan Growth Support Package."[3] In addition, we have been securing, training, and utilizing human resources on the basis of a long-term perspective.

In terms of regional strategies, we have identified Russia and the other countries of the CIS (Commonwealth of Independent States), and India as regions with growth potential, designating them as our "Focused Frontier." In these regions, we are working to build our business base on a company-wide basis. Domestically, we decided to make our Kyushu-Okinawa Regional Business Unit an incorporated subsidiary from this October so as to develop our business more flexibly and in closer contact with the region.

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[1] "AG" is short for "Achievement and Growth." "Achievement" refers to securing the 7.5% consolidated risk-adjusted return ratio, which we have been aiming since the time of the Reform Package. "Growth" refers to our aim for further growth in the period ahead.

[2] The "risk-adjusted return" is a measure of the profitability of a business against the risks involved in it. It is calculated as a fraction whose numerator is the return on the business as measured by the consolidated net income (after taxes) that it is expected to generate during an accounting period and whose denominator is the value of the maximum losses that could be incurred if all the potential risks were actually to happen during the same period ("risk-adjusted assets").

[3] The "AG Plan Growth Support Package" is formulated to back up the growth strategies of our business units and regional organizations through establishment of company-wide organizations, such as the "Company-wide Project Promotion & Support Committee," the "M&A Promotion Support Team," and the "New Technologies Committee," and the introduction of various support measures.

• Moving to implement the AG Plan

During the period under review, our business units concentrated on diverse activities described below:

(1) Metal Products Business Unit

In the steel service center business, which we have been developing on a global scale, in order to meet various demands, we started preparations for establishing new centers in Dubai (United Arab Emirates) and Da-nang (Vietnam). To expand our automotive parts manufacturing and sales business in Europe, we established, a company for the manufacture and sale of forged products in Poland, together with Kotani Corporation and NTN Corporation. In the field of specialty steel, we acquired North America's largest wholesaler of stainless steel products from the U.S. subsidiary of Kanematsu Corporation as part of our drive to expand our sales of these products in the North American market.

(2) Transportation & Construction Systems Business Unit

In the area of domestic automobile-related business, we made Sumisho Auto Leasing Corporation into a wholly owned subsidiary through a share exchange, in order to further expand the business base and improve efficiency. Also, in a first for any *sogo shosha* (integrated trading company) we established, jointly with Nikko antfactory K.K., an investment fund specializing in the auto distribution industry. In the area of overseas railways and transportations, we received an order for manufacturing commuter train rolling stocks from the Taiwan Railway Administration through the rolling stocks manufacturing company we have established together with Nippon Sharyo, Ltd. in Taiwan, which is moving to upgrade its rail infrastructure.

(3) Machinery & Electric Business Unit

We actively invested in expanding our overseas electric power business with moves including acquisitions of stakes in the proprietary firm and operation management firm of the CBK hydropower plant in the Philippines, as well as acquisition of the Birecik hydropower plant in Turkey. We also received an order for construction of a major coal-fired power plant in Malaysia. In the telecommunications field, we moved actively to develop our wireless broadband business in Russia.

(4) Media, Electronics & Network Business Unit

MS Communications Co., Ltd., which sells mobile phones, became one of the largest companies in its industry by expanding its business through acquisition. In addition, to achieve greater integrated strength in the IT solutions business, Sumisho Computer Systems Corporation merged Sumisho Electronics Co., Ltd. In the cinema complex[4] business, we actively pursued expansion, acquiring Japan AMC Theatres, Inc. through our subsidiary, United Cinemas Co., Ltd. We also continued to record good performance at Jupiter Telecommunications Co., Ltd., Japan's biggest cable television operator and Jupiter Programming Co., Ltd., Japan's largest multichannel television programming and content provider.

(5) Chemical Business Unit

In the pet-care business field, The Hartz Mountain Corporation in the United States worked to further strengthen its line of products and enhance brand value through its M&A strategy. In the area of greenhouse gas emissions credit business, which we have been actively developing for some time, a project in India was registered with the United Nations and marked a major step toward the start of actual business operations. In new technologies, we pushed ahead with development of catalysts for fuel cells powered by ethanol. In the cutting edge area of sugar chains, Summit Glycoresearch Corporation acquired a basic patent and strengthened its cooperative research arrangement with the University of Tokyo.

(6) Mineral Resources & Energy Business Unit

We continued to invest actively in upstream mineral resource interests, which we identified as a priority area. Specifically, we participated in copper mining business in Chile with Sumitomo Metal Mining Co., Ltd. We also decided to take part in a new nickel resource project in Africa, consisting from mine development to refining, and detailed studies aimed at implementation of this project are currently underway. In the area of coal and coke, we took moves to further strengthen our relationship with Mitsui Mining Co., Ltd., in which we have invested, and commenced our assistance to enhance its corporate value.

(7) Consumer Goods & Service Business Unit

We continued to record strong performances at our food supermarket chain operator Summit, Inc., and at Sumisho Drugstores, Inc., operator of drugstores, such as Tomod's stores, which have prescription departments. In the food business, we invested in Kansai Super Market Ltd., a leading mid-sized supermarket chain operating in Osaka and neighboring prefectures, with the aim of enlarging the scale of transactions in our mainstay imported agricultural products. In the brand-related business, we sold our shares in Coach Japan, Inc., as part of our active replacement of existing assets. In addition, we acquired exclusive sales rights in Japan for the U.S. high-quality furniture brand "Knoll."

(8) Materials & Real Estate Business Unit

Together with Sumitomo Corporation of America ("SCOA"), we reached an agreement to acquire TBC Corporation, one of the leading marketers of automotive replacement tires in the United States, with it, aiming at extending our tire sales operations to the retail area in addition to the wholesale business that we have been undertaking together with SCOA. In the field of real estate, a group headed by our company submitted the winning plan in the competition for a project to redevelop the area in front of the Senri Chuo train station in Osaka. We also recorded good sales of units in "The Tokyo Towers," a luxury condominium development that we have been building in the Kachidoki area of Chuo-ku, Tokyo.

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[4] A "cinema complex" is a compound facility consisting of multiple movie theaters.

(9) Financial & Logistics Business Unit

In the area of finance, making use of our know-how on product, market and management, we made direct investments in companies, such as a leading pre-owned golf equipment shop and an apparel selection shop. In the logistics field, we established a company capable to offer comprehensive logistic services in the bonded area of an industrial park in the Philippines, with receiving an authorization from the Philippine Economic Zone Authority. In addition, we invited a group company of Matsushita Electric Industrial Co., Ltd., which supervises group-wide operations in Vietnam, in our industrial park there.

2. Management challenges

Under the AG Plan, our task is to broaden our business base while securing profitability in excess of shareholders' capital cost. Aiming at a dynamic expansion of our earnings base, we will continue to work at replacing existing businesses and will also further strengthen our core businesses, move into their related fields, and develop new business fields. At the same time, in order to support these growth strategies, we will work at securing, training, and utilizing human resources, pursue even greater efficiency through business process reengineering, advancing risk management, achieving thorough legal compliance, and further strengthen our internal control system extending across the entire Sumitomo Corporation Group. We will also continue our environmental initiatives and philanthropic activities.

Through these measures, as "a global organization that contributes broadly to society," we will conduct business activities in harmony with the society and the environment, and achieve prosperity and realize dreams for our shareholders and all our other stakeholders, so as to further raise our corporate value.

3. Attitude and policy for reducing the quantity of trading unit (round lot)

We understand that reducing the quantity of trading unit (round lot) might encourage expanding our investor base and the liquidity of Sumitomo Corporation's stock. Since we believe that our liquidity is at a satisfactory level currently, we will carefully consider this issue by examining both future market demand and its related cost.

4. Dividend policy

Our basic policy is to meet shareholders' expectations by ensuring long-term stable dividends. In addition to this basic policy, we have set the dividend payout ratio at around 20%, reflecting consolidated financial results. Based on our revised target of consolidated net income of 140 billion yen, the annual dividend is planned to be 22 yen per share. Therefore, the interim dividend is 11 yen per share, half amount of the planned annual dividend.

(The annual and interim dividends for fiscal year 2004 were 11 yen and 4 yen per share respectively.)

5. Corporate Governance

(1) Fundamental principles

- **Sumitomo Corporation Corporate Governance Principles**

  We view corporate governance as the "improvement of management efficiency" and the "maintenance of sound management", as well as "securing a high level of management transparency" which is required to achieve the first two goals. With the "Sumitomo Spirit" and "Management Principles" as our ethical backbone, we will strengthen our corporate governance to build an optimal management structure to fulfill the interests of all stakeholders.

"Sumitomo Spirit"—embodied in "Business Principles"
(Established in 1891)

1. Sumitomo shall achieve strength and prosperity by placing prime importance on integrity and sound management in the conduct of its business.
2. Sumitomo shall manage its activities with foresight and flexibility in order to cope effectively with the changing times. Under no circumstances, however, shall it pursue easy gains or act imprudently.

"Management Principles"
(Established in 1998)

- To achieve prosperity and realize dreams through sound business activities.
- To place prime importance on integrity and sound management with utmost respect for the individual.
- To foster a corporate culture full of vitality and conducive to innovation.

(2) Corporate Governance policies

① Corporate governance structure

Sumitomo Corporation's corporate governance structure is as shown below.


General Meeting of Shareholders
Board of Directors (Chairman of the board of Directors)
Board of Corporate Auditors
Advisors
President and CEO Executive Officers
Company-wide committees
Corporate Social Responsibility Committee, Medium-Term Management Plan Committee, Promoting Team for Intergrated Risk Management, IR Committee, Compliance Committee, Committee for Promoting Social Contributions, Human Resources Committee, Global Environment Committee, Loan and Investment Committee, Information Security Committee, Internal Control Committee, Disclosure Committee, AG Plan-Committe for Globalization Company-wide Project Promotion & Support Committee, New Technologies Committee
Corporate Group
Business Units
Domestic and Overseas Offices

② State of maintenance and recent works of Corporate Governance and Internal Control

- **About Sumitomo Corporation's Compliance System**

In November 2000, a Compliance Committee was established in order to strengthen our compliance system under the direct instruction of the president. Compliance Leaders have been nominated in each domestic business unit, regional and overseas subsidiaries and branches. Both the Compliance Committee and Compliance Leaders are responsible in raising awareness toward compliance among officers and employees.

When compliance related problems arise, they should be handled through the chain of command. However, when reports cannot be made through the chain of command or routine methods do not work, we have created a system called the "Speak Up" System whereby those who have noticed the problem may directly contact the Compliance Committee. In addition, in 2001, the Compliance Manual was created under the supervision of the Compliance Committee. Corporate officers must stress "top priority on compliance" and "quick reporting and quick response" on every opportunity.

- **Initiatives to enhance corporate governance**

—Reinforcement and enhancement of the corporate auditing system

In June 2003, in addition to the two legal experts who act as our outside corporate auditors, we appointed an accounting expert as a third outside corporate auditor, making the majority of our auditors outsiders. We aim to establish an auditing setup based on diverse perspectives.

—Appointment of outside advisors

In April 2003, we appointed four individuals with diverse management and operational experiences to act as our advisers and provide us with a broad range of advice concerning our medium and long-term management strategies and business plans.

—Rightsizing the Board of Directors

We have reduced the number of our directors from 24 before June 2003 to 12, in order to facilitate substantial and active discussions as well as to promote greater efficiency and effectiveness in decision making. We have standardized the number of directors at fewer than 15, and have maintained that number since. The number of directors as of September 2005 is 13.

—Limitation to chairman and president's term of office

From the perspective of mutual containment, the Chairman of the Board of Directors, and the President and CEO will not hold posts concurrently. We have adopted an executive officer system to further clarify executive responsibility and authority and to strengthen the oversight function for our board, and we have limited the terms of office for our chairman and our president to no more than 6 years, respectively.

—Shortening of tenures for Directors and Executive Officers

To clarify responsibility for each fiscal year, and to correspond with the ever-changing business environment, we have passed a resolution to shorten the term for Directors to 1 year at the general meeting of stockholders held on June 24, 2005. Correspondingly, executive office terms have also been shorten to 1 year.

We have organized the "Sumitomo Corporation Corporate Governance Principles" as above and released them on our homepage.

- **To strengthen our information security**

  At Sumitomo corporation, we reinforced the function and the role of the Information Security Committee, which was established in October 2001. The committee is reviewing the company-wide framework and policy of information security, and is establishing countermeasures for the risks of leakage of confidential information, including personal information. The committee is also managing the reinforcement of the personal information protection law, which came into effect in April 2005 by issuing house rules.

- **Establishment of the Disclosure Committee**

  In April 2005, we established the Disclosure Committee in order to upgrade the company's disclosure system. The purpose of this committee is to improve our public relations and investor relation activities, and to improve timely disclosure mainly required by the Tokyo Stock Exchange. The functions of this committee are to collect information to be disclosed, to examine the most effective way of disclosure, and to instruct the importance of the disclosure to our staff.

- **To advance internal control**

  To elevate the quality of our business activities, we are carrying out the Internal Control Project. "To elevate the quality of our business activities" means to elevate the internal control system covering our affiliates all over the world by effectiveness in business transactions, a credible financial statement and complying with related laws. It also functions as one of the supporting roots of our new medium-term management plan, the AG Plan.

③ Maintenance of the Risk Management Structure

A. Risk Management Structure

a. Risk management structure in business units

Under our current risk management structure, each of the industry-based business units and the two regional operations assume the primary responsibility for risk management with respect to specific projects, including decisions as to whether to assume certain risks within the general

risk management framework set at the corporate level. The planning and administrative department of each business unit is involved in providing risk management support and expertise.

b. Discussion and verification of strategies for business lines

Each of the business units and regional operations establishes a strategy for its business lines, based on assessments of the potential growth of the business lines, the risks specific to it and potential profitability. The President, the head of each business unit, and certain senior managers of the Corporate Group hold strategic meetings on a quarterly basis to discuss the strategies established by each business unit and regional operations. Issues such as company-wide control of risk-adjusted assets, which are the maximum amount of losses that could be incurred if all identified potential risks were actually to occur, and allocation of management resources among business units are discussed in the management meetings held among the heads of the business units.

c. Function of the Corporate Group

The Financial Resources Management Group, or FRMG, develops, implements and operates a centralized risk management infrastructure that monitors and manages risk for the company as a whole. The FRMG is responsible for establishing the risk management framework and developing appropriate decision-making tools, such as an internal credit rating system to assess the credit of customers and counter parties and standardized investment and exit criteria. The FRMG also monitors and advises on risk concentration in certain countries and business areas and holds the Loan and Investment Committee. With respect to large-scale projects, certain senior managers of the Corporate Group join the Loan and Investment Committee meetings to decide whether to assume certain risks and proceed with such projects.

B. Risk Categorization and Management

In order to effectively manage risks, we categorize them into quantifiable risks and non-quantifiable risks and set up basics policies and framework for managing each of them as follows.

a. Quantifiable Risks

Our risk management operations strive to quantify certain risks such as credit risk, market risk and investment risk, and incorporate them into the assessment of assets, in order for the company as a whole to manage balance between such risk and the company's buffer and in order for each business unit to set the appropriate target level of return reflective of the risk. We establish risk management policies and its procedures for each type of quantifiable risk.

b. Non-Quantifiable Risks

In addition to quantifiable risks, our businesses have certain risks that cannot be easily quantified, such as operational risks, legal risks and natural disasters. For the management of such risks that cannot be quantified, we seek to minimize or eliminate them through the activities of departments or to set up insurance in order to transfer the risk to a third party considering the frequency of occurrence and potential impact.

We established an Integrated Risk Management Team responsible for conducting company-wide reviews to identify non-quantifiable risks and prioritize them based on the frequency of occurrence and potential impact, establish and implement plans to manage the risks and monitor the progress of such plans on a continuing basis.

④ Internal Auditing Department, Corporate Auditor and Independent Auditors

Internal Auditing Department has almost 50 staffs lead by a Corporate Officer. The department processes internal audits on domestic and overseas branches and affiliates. The results of the internal audits are reported to the President. The internal auditor has a monthly meeting with the President to report the results.

The Internal Auditing Department and the Corporate Auditors are independent from each other but communicate with each other on the process of establishment of the audit plan. Results of the internal audits are reported to Corporate Auditors.

Refer to Sumitomo Corporate Governance Principles for the system of Corporate Auditors.

KPMG AZSA & Co. (AZSA) is our independent auditor. In addition to the regular meetings between Corporate Auditors and AZSA for the purpose of information exchange

such as audit status, cooperation by thorough communication with auditors and physical observation of inventory in the presence of auditors are performed to achieve efficiency and a higher quality in audit activities.

There is no special relationship between the Company and AZSA or engagement partners of AZSA. AZSA has set up rules to prohibit the same engagement partners to perform the Company's audit over a certain period of time consequently.

6. Parent company information

The Company does not have a parent company.

Management results

1. Operating results for the first half of fiscal year 2005

The consolidated total trading transactions for the six-month period ended September 30, 2005 amounted to 4,921.8 billion yen representing 2.8% growth from the same period of the previous year.

Gross profit increased by 54.1 billion yen to 325.6 billion yen. The increase was mainly contributed from metal business (Metal Products), automobile lease and finance business in Asia (Transportation & Construction Systems), coal business in Australia (Mineral Resources & Energy), Sumitomo Corporation of America (Overseas Subsidiaries and Branches). Newly consolidated subsidiaries also contributed to the result.

Selling, general and administrative expenses increased by 18.3 billion yen from the same period of the previous year, due to the newly consolidated subsidiaries and the expansion of business activities at subsidiaries.

Operating income increased by 34.5 billion yen to 86.6 billion yen.

Gain on sale of marketable securities and other investments, net was 32.8 billion yen including the sale of our stake in Coach Japan, Inc.

Equity in earnings of associated companies, net increased by 3.6 billion yen to 22.5 billion yen. IPP* business in Asia, Jupiter Programming, and MS Communications contributed to the increase.
*IPP: Independent Power Producer

As a result, net income for the six-month period ended September 30, 2005 totaled 88.1 billion yen, an increase of 44.6 billion yen or representing 102.5% growth from the same period of the previous year.

Note) Total trading transactions and operating income is presented in a manner customarily used in Japan solely for Japanese investors' purpose.

2. Targets for the full fiscal year

The targets for the fiscal year ending March 31, 2006 are as follows:

Total trading transactions	10,200 billion yen
Net income	140 billion yen

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets.

The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

3. Financial Position

As of September 30, 2005, total assets increased by 259.3 billion yen to 5,792.4 billion yen from March 31, 2005, as a result of expanding business activities and increasing investments.

Shareholders' equity amounted to 1,154.3 billion yen, improved by 219.5 billion yen, due to the increases in net income, unrealized holding gains on securities available-for-sale, and additional paid-in capital resulting from stock exchange with Sumisho Auto Leasing to make it a wholly owned subsidiary. As a result, shareholders' equity ratio improved by 3.0 points to 19.9%.

In fiscal year 2005, net cash provided by operating activities was 35.9 billion yen due to strong business performances. Net cash provided by investing activities was 11.0 billion yen, mainly due to value realizations. Accordingly, free cash flow was 46.9 billion yen. Net cash used in financing activities was 96.8 billion yen resulting from the decrease in interest-bearing liabilities.

As a result, cash and cash equivalents as of September 30, 2005 decreased by 44.6 billion yen to 409.2 billion yen form March 31, 2005.

4. Risks of investments, etc.

Since we conduct business over a wide range of industrial fields domestically and internationally, our financial results and condition are reported with certain assumptions on future events including economic trends, the condition of financial markets and commodity markets, etc. which are beyond our control.

There is a possibility that performance of our investments, credit risks of our counter parties, the funding status of our pension plan etc. may fluctuate our financial performance, condition and cash flow.

The fact that some of our investments may be concentrated in specific markets, objectives, and regions, and that we are a party to legal actions and other disputes are also considered as risks.

Sumitomo Corporation and Subsidiaries

Consolidated Statements of Income

Six-month periods ended September 30, 2005 and 2004
(Unaudited)

	Millions of yen		Millions of U.S. Dollars
	2005	2004	2005
Revenues:			
Sales of tangible products	¥ 925,199	¥ 735,234	$ 8,188
Sales of services and others	236,737	221,040	2,095
Total revenues	1,161,936	956,274	10,283
Cost:			
Cost of tangible products sold	(778,658)	(635,769)	(6,891)
Cost of services and others	(57,713)	(49,052)	(511)
Total cost	(836,371)	(684,821)	(7,402)
Gross profit	325,565	271,453	2,881
Other income (expenses) :			
Selling, general and administrative expenses	(234,607)	(216,335)	(2,076)
Settlements on copper trading litigation	(11)	(988)	(0)
Provision for doubtful receivables	(4,396)	(3,077)	(39)
Impairment losses on long-lived assets	(1,430)	0	(13)
Gain on sale of property and equipment, net	1,936	101	17
Interest income	8,894	6,946	79
Interest expense	(16,522)	(10,292)	(146)
Dividends	6,161	3,550	54
Other than temporary impairment losses on securities	(929)	(824)	(8)
Gain on sale of marketable securities and other investments, net	32,775	7,272	290
Gain on issuances of stock by subsidiaries and associated companies	1,534	-	14
Equity in earnings of associated companies, net	22,510	18,908	199
Other, net	790	82	7
Total other income (expenses)	(183,295)	(194,657)	(1,622)
Income before income taxes and minority interests in earnings of subsidiaries	142,270	76,796	1,259
Income taxes	(50,197)	(29,733)	(444)
Income before minority interests in earnings of subsidiaries	92,073	47,063	815
Minority interests in earnings of subsidiaries, net	(3,942)	(3,536)	(35)
Net income	¥ 88,131	¥ 43,527	$ 780
Total trading transactions	¥ 4,921,804	¥ 4,786,384	$ 43,556

	Yen		U.S. Dollars
Net income per share of common stock:			
Basic	¥ 72.40	¥ 38.39	$ 0.64
Diluted	72.39	38.39	0.64

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥113=US$1.
2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of September 30, 2005(Unaudited) and March 31,2005

	Millions of Yen				Millions of U.S. Dollars	
	September 30, 2005		March 31, 2005		September 30, 2005	
ASSETS						
Current assets:						
Cash and cash equivalents	¥	409,249	¥	453,891	$	3,622
Time deposits		5,998		10,246		53
Marketable securities		38,895		23,154		344
Receivables-trade						
Notes and loans		337,935		307,133		2,991
Accounts		1,387,347		1,355,706		12,278
Associated companies		85,901		84,884		760
Allowance for doubtful receivables		(12,166)		(11,005)		(108)
Inventories		554,403		503,767		4,906
Deferred income taxes		31,290		39,161		277
Advance payments to suppliers		59,463		56,878		526
Other current assets		203,100		271,218		1,797
Total current assets		3,101,421		3,095,033		27,446
Investments and long-term receivables:						
Investments in and advances to associated companies		416,531		394,618		3,686
Other investments		641,919		502,658		5,681
Long-term receivables		647,308		620,835		5,728
Allowance for doubtful receivables		(47,488)		(45,672)		(420)
Total investments and long-term receivables		1,658,270		1,472,439		14,675
Property and equipment, at cost less accumulated depreciation		763,699		720,392		6,759
Prepaid expenses, non-current		94,122		94,838		833
Deferred income taxes, non-current		15,063		10,149		133
Other assets		159,868		140,276		1,415
Total	¥	5,792,443	¥	5,533,127	$	51,261

Note:
The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥113=US$1.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of September 30, 2005(Unaudited) and March 31,2005

	Millions of Yen		Millions of U.S. Dollars
	September 30, 2005	March 31, 2005	September 30, 2005
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt	¥ 439,701	¥ 412,217	$ 3,891
Current maturities of long-term debt	421,706	438,534	3,732
Payables-trade			
Notes and acceptances	94,287	101,735	835
Accounts	887,197	878,952	7,851
Associated companies	31,112	18,266	275
Income taxes	40,324	20,226	357
Accrued expenses	68,821	60,539	609
Advances from customers	90,985	85,392	805
Other current liabilities	189,922	182,197	1,681
Total current liabilities	2,264,055	2,198,058	20,036
Long-term debt, less current maturities	2,139,210	2,213,651	18,931
Accrued pension and retirement benefits	10,944	11,782	97
Deferred income taxes, non-current	142,622	85,708	1,262
Minority interests	81,269	89,037	720
Shareholders' equity:			
Common stock	219,279	219,279	1,940
Additional paid-in capital	278,759	238,859	2,467
Retained earnings			
Appropriated for legal reserve	17,686	17,686	157
Unappropriated	520,834	442,630	4,609
	538,520	460,316	4,766
Accumulated other comprehensive income	123,117	17,083	1,089
Treasury stock, at cost	(5,332)	(646)	(47)
Total shareholders' equity	1,154,343	934,891	10,215
Total	¥ 5,792,443	¥ 5,533,127	$ 51,261

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥113=US$1.

Sumitomo Corporation and Subsidiaries

Consolidated Statements of Shareholders' Equity and Comprehensive Income

Six-month periods ended September 30, 2005 (Unaudited) and the year ended March 31,2005

	Millions of Yen		Millions of U.S. Dollars
	September 30, 2005	March 31, 2005	September 30, 2005
Common stock:			
Balance, beginning of period	¥ 219,279	¥ 169,439	$ 1,940
Increase by issuance of new shares of common stock	–	49,840	–
Balance, end of period	¥ 219,279	¥ 219,279	$ 1,940
Additional paid-in capital:			
Balance, beginning of period	¥ 238,859	¥ 189,621	$ 2,114
Increase due to stock exchange	39,896	–	353
Increase by issuance of new shares of common stock	–	49,199	–
Other	4	39	0
Balance, end of period	¥ 278,759	¥ 238,859	$ 2,467
Retained earnings appropriated for legal reserve:			
Balance, beginning of period	¥ 17,686	¥ 17,686	$ 157
Increase	–	–	–
Balance, end of period	¥ 17,686	¥ 17,686	$ 157
Unappropriated retained earnings:			
Balance, beginning of period	¥ 442,630	¥ 365,894	$ 3,917
Net income	88,131	85,073	780
Cash dividends paid	(8,427)	(9,070)	(75)
Effect of the change in the reporting period of affiliates	(1,500)	733	(13)
Balance, end of period	¥ 520,834	¥ 442,630	$ 4,609
Accumulated other comprehensive income (loss):			
Balance, beginning of period	¥ 17,083	¥ (11,237)	$ 151
Other comprehensive income, net of tax	99,488	28,274	880
Effect of the change in the reporting period of affiliates	6,546	46	58
Balance, end of period	¥ 123,117	¥ 17,083	$ 1,089
Treasury stock:			
Balance, beginning of period	¥ (646)	¥ (555)	$ (6)
Increase due to stock exchange	(4,625)	–	(41)
Other	(61)	(91)	(0)
Balance, end of period	¥ (5,332)	¥ (646)	$ (47)
Disclosure of comprehensive income (loss):			
Net income for the period	¥ 88,131	¥ 85,073	$ 780
Net unrealized holding gains on securities available-for-sale	¥ 82,839	¥ 28,543	$ 733
Foreign currency translation adjustments	20,411	755	181
Net unrealized (losses) gains on derivatives	(3,762)	(1,024)	(34)
Other comprehensive income, net of tax	¥ 99,488	¥ 28,274	$ 880
Comprehensive income for the period	¥ 187,619	¥ 113,347	$ 1,660

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥113=US$1.

Sumitomo Corporation and Subsidiaries

Condensed Consolidated Statements of Cash Flows

Six-month periods ended September 30, 2005 and 2004
(Unaudited)

	Millions of Yen		Millions of U.S. Dollars
	2005	2004	2005
Operating activities:			
Net income	¥ 88,131	¥ 43,527	$ 780
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	46,875	36,289	415
Provision for doubtful receivables	4,396	3,077	39
Impairment losses on long-lived assets	1,430	—	13
Gain on sale of property and equipment, net	(1,936)	(101)	(17)
Other than temporary impairment losses on securities	929	824	8
Gain on sale of marketable securities and other investments, net	(32,775)	(7,272)	(290)
Gain on issuances of stock by subsidiaries and associated companies	(1,534)	—	(14)
Equity in earnings of associated companies, less dividend received	(18,006)	(16,782)	(159)
Changes in operating assets and liabilities, excluding effect of acquisitions and divestitures:			
Increase in receivables	(37,154)	(98,362)	(329)
Increase in inventories	(15,603)	(28,100)	(138)
Increase (decrease) in payables	(11,296)	48,715	(100)
Other, net	12,464	28,971	110
Net cash provided by operating activities	35,921	10,786	318
Investing activities:			
Changes in:			
Property and equipment	6,836	(65,426)	60
Marketable securities and investments	9,281	(50,949)	82
Loans	(7,263)	73,099	(64)
Time deposits	2,097	(865)	19
Net cash (used in) provided by investing activities	10,951	(44,141)	97
Financing activities:			
Changes in:			
Short-term debt	27,356	2,649	242
Long-term debt	(105,852)	6,051	(937)
Proceeds from issuance of new shares of common stock, net of stock issue expenses	—	98,625	—
Cash dividends paid	(8,427)	(4,255)	(75)
Other, net	(9,889)	447	(87)
Net cash provided by (used in) financing activities	(96,812)	103,517	(857)
Effect of exchange rate changes on cash and cash equivalents	3,438	396	30
Effect of the change in the reporting period of affiliates	1,860	—	17
Net increase (decrease) in cash and cash equivalents	(44,642)	70,558	(395)
Cash and cash equivalents, beginning of period	453,891	415,574	4,017
Cash and cash equivalents, end of period	¥ 409,249	¥ 486,132	$ 3,622

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥113=US$1.

Sumitomo Corporation and Subsidiaries

Basis of Consolidated Financial Statements

1. Basis of consolidated financial statements

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company and most of its consolidated subsidiaries' accounting records are maintained principally in accordance with accounting practices prevailing in the countries of incorporation. Adjustments to those records have been made to present U.S. GAAP financial information. The significant adjustments include those relating to the accounting for the valuation of certain investment securities, impairment losses on long-lived assets and loans receivable, pension costs, deferred gain on sales of property for tax purposes, accrual of certain expenses and losses, derivative instruments and hedging activities, business combinations, revenue presentation, and deferred taxes.

2. Consolidation and investments in subsidiaries and associated companies

(1) Number of majority-owned subsidiaries: 612
Number of domestic subsidiaries: 195
Number of foreign subsidiaries: 417
See P.2 for more details of these subsidiaries.

(2) Number of associated companies accounted for by the equity method: 243
Number of domestic associated companies: 79
Number of foreign associated companies: 164
See P.2 for more details of these associated companies.

3. Summary of significant accounting policies

(1) Marketable securities and other investments

All debt securities and marketable equity securities are classified as either (a) trading securities, which are accounted for at fair value with unrealized gains and losses included in earnings, (b) available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of accumulated other comprehensive income (loss), net of tax, in the accompanying consolidated balance sheets, or (c) held-to-maturity securities, which are accounted for at amortized cost.

Any security classified as either available-for-sale or held-to-maturity is reduced to fair value by a charge to earnings for other than temporary decline in fair value.

(2) Allowance for doubtful receivables

An allowance for doubtful receivables is maintained at the level which, in the judgment of management, is adequate to provide for probable losses that can be reasonably expected.

The Companies maintain a specific allowance for impaired loans. In addition to the specific allowance, an allowance is established for probable losses that are not individually identified but are expected to have occurred that are inherent in portfolios of similar loans, based on internal credit rating system and loss severity from the Companies' past experiences.

(3) Accrued pension and severance liabilities

The Companies have pension plans and/or severance indemnity plans covering substantially all employees other than directors. The costs of these plans are principally accrued based on amounts determined in accordance with the provisions of SFAS No.87 "Employers' Accounting for Pensions".

(4) Derivative financial instruments

The Companies recognize all derivatives as either assets or liabilities in the balance sheets at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge and the type of hedging activities.

(5) Business combinations, goodwill and other intangible assets

The Companies use the purchase method accounting for all business combinations, in compliance with SFAS No.141, "Business Combinations", and SFAS No.142, "Goodwill and Other Intangible Assets". Goodwill and other intangible assets with an indefinite useful life are no longer amortized but are assessed for impairment.

Sumitomo Corporation and Subsidiaries

Segment Information (Condensed)

Six-month periods ended September 30, 2005 and 2004
(Unaudited)

Operating segments:

2005:

Segment	Millions of Yen: Gross profit	Net income	As of September 30 Segment assets	Total trading transactions
Metal Products	¥ 30,351	¥ 10,163	¥ 547,468	¥ 685,872
Transportation & Construction Systems	61,911	10,126	951,136	789,255
Machinery & Electric	15,376	3,656	471,981	591,356
Media, Electronics & Network	20,538	8,925	403,037	209,750
Chemical	16,414	3,290	232,408	299,381
Mineral Resources & Energy	22,321	9,684	537,389	724,353
Consumer Goods & Service	50,336	15,615	351,684	391,847
Materials & Real Estate	20,997	5,020	504,936	193,908
Financial & Logistics	9,659	1,881	288,681	68,880
Domestic Regional Business Units and Offices	20,139	2,650	399,702	540,043
Overseas Subsidiaries and Branches	54,005	16,517	736,273	782,554
Segment Total	322,047	87,527	5,424,695	5,277,199
Corporate and Eliminations	3,518	604	367,748	(355,395)
Consolidated	¥ 325,565	¥ 88,131	¥ 5,792,443	¥ 4,921,804

2004:

Segment	Millions of Yen: Gross profit	Net income	As of March 31 Segment assets	Total trading transactions
Metal Products	¥ 24,912	¥ 6,652	¥ 472,640	¥ 510,410
Transportation & Construction Systems	53,305	7,788	871,470	748,657
Machinery & Electric	16,785	3,177	457,367	745,041
Media, Electronics & Network	19,623	5,209	374,977	218,613
Chemical	13,492	2,721	217,234	244,784
Mineral Resources & Energy	16,270	6,174	497,078	833,698
Consumer Goods & Service	49,040	3,223	325,102	403,761
Materials & Real Estate	21,007	(211)	606,132	176,003
Financial & Logistics	8,630	1,381	232,792	65,903
Domestic Regional Business Units and Offices	20,030	2,025	396,207	515,428
Overseas Subsidiaries and Branches	33,943	6,882	625,377	619,824
Segment Total	277,037	45,021	5,076,376	5,082,122
Corporate and Eliminations	(5,584)	(1,494)	456,751	(295,738)
Consolidated	¥ 271,453	¥ 43,527	¥ 5,533,127	¥ 4,786,384

2005:

Segment	Millions of U.S.Dollars: Gross profit	Net income	As of September 30 Segment assets	Total trading transactions
Metal Products	$ 269	$ 90	$ 4,845	$ 6,070
Transportation & Construction Systems	548	90	8,417	6,985
Machinery & Electric	136	32	4,177	5,233
Media, Electronics & Network	182	79	3,567	1,856
Chemical	145	29	2,057	2,649
Mineral Resources & Energy	198	86	4,756	6,410
Consumer Goods & Service	445	138	3,112	3,468
Materials & Real Estate	186	44	4,468	1,716
Financial & Logistics	85	17	2,555	610
Domestic Regional Business Units and Offices	178	24	3,537	4,779
Overseas Subsidiaries and Branches	478	146	6,516	6,925
Segment Total	2,850	775	48,007	46,701
Corporate and Eliminations	31	5	3,254	(3,145)
Consolidated	$ 2,881	$ 780	$ 51,261	$ 43,556

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥113=US$1.
2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

Sumitomo Corporation and Subsidiaries

Marketable securities and other investments

As of September 30, 2005 (Unaudited) and March 31,2005

As of September 30, 2005:	Millions of Yen			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading	¥ 21,269	¥ -	¥ -	¥ 21,269
Available-for-sale:				
Equity securities	164,429	325,416	(496)	489,349
Debt securities	17,012	273	-	17,285
Held-to-maturity	16,943	25	(5)	16,963
	¥ 219,653	¥ 325,714	¥ (501)	¥ 544,866

As of March 31, 2005:	Millions of Yen			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading	¥ 5,183	¥ -	¥ -	¥ 5,183
Available-for-sale:				
Equity securities	151,294	187,827	(1,736)	337,385
Debt securities	16,949	32	-	16,981
Held-to-maturity	10,221	54	-	10,275
	¥ 183,647	¥ 187,913	¥ (1,736)	¥ 369,824

As of September 30, 2005:	Millions of U.S. Dollars			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading	$ 188	$ -	$ -	$ 188
Available-for-sale:				
Equity securities	1,455	2,880	(4)	4,331
Debt securities	151	2	-	153
Held-to-maturity	150	0	(0)	150
	$ 1,944	$ 2,882	$ (4)	$ 4,822

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥113=US$1.

Highlights of consolidated semiannual results 2005 (Six-month period ended September 30, 2005)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation

1. Consolidated Income

Unit: 100 millions of yen (rounded to the nearest 100 million)

	Apr.1-Sep.30, 2005	Apr.1-Sep.30, 2004	increase/(decrease) amount	increase/(decrease) percentage(%)
Gross profit	**3,256**	2,715	541	20%
Other income (expenses) :				
Selling, general and administrative expenses	**(2,346)**	(2,163)	(183)	(8%)
Settlements on copper trading litigation	**(0)**	(10)	10	99%
Provision for doubtful receivables	**(44)**	(31)	(13)	(43%)
Gain on property and equipment, net	**5**	1	4	401%
Interest expense, net of interest income	**(76)**	(33)	(43)	(128%)
Dividends	**62**	36	26	74%
Gain on marketable securities and investments, net	**334**	64	269	418%
Equity in earnings of associated companies, net	**225**	189	36	19%
Other, net	**8**	1	7	863%
Total other income (expenses)	**(1,833)**	(1,947)	114	6%
Income before income taxes and minority interests in earnings of subsidiaries	**1,423**	768	655	85%
Income taxes	**(502)**	(297)	(205)	(69%)
Income before minority interests in earnings of subsidiaries	**921**	471	450	96%
Minority interests in earnings of subsidiaries, net	**(39)**	(35)	(4)	(12%)
Net income	**881**	435	446	103%

	Apr.1-Sep.30, 2005	Apr.1-Sep.30, 2004	increase/(decrease) amount	increase/(decrease) percentage(%)
Total trading transactions	**49,218**	47,864	1,354	3%

Note: Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

	Apr.1-Sep.30, 2005	Apr.1-Sep.30, 2004	increase/(decrease) amount	increase/(decrease) percentage(%)
Operating income	**866**	520	345	66%

Note: Operating income is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

	Apr.1-Sep.30, 2005	Apr.1-Sep.30, 2004	increase/(decrease) amount	increase/(decrease) percentage(%)
Basic profit (Calculation for reference)*	**753**	515	238	46%

Summary

Gross profit
<Businesses which contributed to the increase>
- Metal businesses
- Automobile lease and finance businesses in Asia
- Coal business in Australia
- Oil business in the British North Sea
- Sumitomo Corporation of America
- Newly consolidated subsidiaries such as The Hartz Mountain

Selling, general and administrative expenses
- Effect of the newly consolidated subsidiaries
- Increase in personnel expenses due to the expansion of business activities at subsidiaries

Provision for doubtful receivables
- Additional provision related to receivables from a telecommunications project in South America, etc.

Interest expense, net of interest income

	Apr.1-Sep.30, 2005	Apr.1-Sep.30, 2004	increase/ (decrease)
Interest income	89	69	19
Interest expense	(165)	(103)	(62)
Total	(76)	(33)	(43)

- Rise in interest rates of the U.S. dollar
- Increase due to newly consolidated subsidiaries

Dividends
- Increase from domestic companies

Gain on marketable securities and investments, net
- Value realizations such as Coach Japan: +235

Equity in earnings of associated companies, net
<Businesses which contributed to the increase>
- Jupiter Programming
- MS Communications
- IPP business in Asia

<Decrease>
- Decrease of copper and gold production in Nusa Tenggara Mining Corporation (Batu Hijau copper and gold mine project)

Gross profit, operating income, and net income are historical high as a first half of fiscal year.

<Reference>

Key Indices		Apr.1-Sep.30, 2005	Apr.1-Sep.30, 2004
Foreign exchange (Yen/US$, ave)	(Jan.-Jun.)	106.80	108.38
	(Apr.-Sep.)	110.36	110.32
Interest (%) (US$ LIBOR6M, ave)	(Jan.-Jun.)	3.3%	1.4%
	(Apr.-Sep.)	3.7%	1.8%
Crude oil (US$/bbl)<North Sea Brent>		50	33

*Calculation: (Gross profit-Selling, general and administrative expenses-Interest expenses, net of interest income+Dividends)×59% (to take into account income taxes) + Equity in earnings of associated companies, net

2. Segment Information

Sumitomo Corporation

Unit: 100 millions of yen (rounded to the nearest 100 million)

	Gross profit			Net income			Summary (Net income)
	Apr.1-Sep.30, 2005	Apr.1-Sep.30, 2004	increase/ (decrease)	Apr.1-Sep.30, 2005	Apr.1-Sep.30, 2004	increase/ (decrease)	
Metal Products	**304**	249	54	**102**	67	35	- Strong performances in steel service center operations, steel sheets, steel pipes, and non-ferrous metal businesses
Transportation & Construction Systems	**619**	533	86	**101**	78	23	- Strong performance in automobile lease and finance businesses in Asia
Machinery & Electric	**154**	168	(14)	**37**	32	5	- New IPP business in Asia and Middle East - Acquired additional shares in IPP business in the U.S.
Media, Electronics & Network	**205**	196	9	**89**	52	37	- Strong performances in Jupiter Programming and MS Communications - Gain on securities such as DeNA and J:COM
Chemical	**164**	135	29	**33**	27	6	- Strong performance in organic chemicals business
Mineral Resources & Energy	**223**	163	61	**97**	62	35	- Strong performance in coal business in Australia and oil business in the British North Sea - Decrease in Nusa Tenggara Mining Corporation
Consumer Goods & Service	**503**	490	13	**156**	32	124	- Value realization of Coach Japan
Materials & Real Estate	**210**	210	0	**50**	(2)	52	- Strong performance in metropolitan condominium sales - Improvement in earnings of real estate for rent in Yokohama area, on which impairment loss was recognized last fiscal year
Financial & Logistics	**97**	86	10	**19**	14	5	- Strong performance in sales of overseas industrial park business
Domestic Regional Business Units and Offices	**201**	200	1	**27**	20	6	- Strong performance in metal businesses
Overseas Subsidiaries and Branches	**540**	339	201	**165**	69	96	- Strong performance in Sumitomo Corporation of America
Segment Total	**3,220**	2,770	450	**875**	450	425	
Corporate and Eliminations	**35**	(56)	91	**6**	(15)	21	
Consolidated	**3,256**	2,715	541	**881**	435	446	

3. Financial Position

	As of Sep.30, 2005	As of Mar.31, 2005	increase/ (decrease)
Total assets	57,924	55,331	2,593
Total shareholders' equity	11,543	9,349	2,195
Shareholders' equity ratio	19.9%	16.9%	3.0pt
Interest - bearing liabilities, net	23,553	23,760	(207)
Debt - equity ratio, net (times)	2.0	2.5	(0.5pt)

Summary

Total assets
- Expanded business activities and increased investments
- Increase in unrealized holding gains on securities available-for-sale

Total shareholders' equity, Shareholders' equity ratio
- Increases in net income
- Increase in unrealized holding gains on securities available-for-sale
- Increase in additional paid-in capital resulting from stock exchange with Sumisho Auto Leasing to make it a wholly owned subsidiary

Debt - equity ratio, net (times)
- Improved due to the increase of shareholders' equity and decrease of interets-bearing liabilities, net

4. Cash Flows

	Apr.1-Sep.30, 2005	Apr.1-Sep.30, 2004
Net cash provided by operating activities	359	108
Net cash (used in) provided by investing activities	110	(441)
Free Cash Flow	469	(334)
Net cash provided by (used in) financing activities	(968)	1,035
Effect of exchange rate changes on cash and cash equivalents, etc	53	4
Net increase in cash and cash equivalents	(446)	706

5. Targets (Year ending March 31, 2006)

Unit: 100 millions of yen (rounded to the nearest 100 million)

	Revised in Oct., 2005 (A)	Announced in Apr., 2005 (B)	increase/ (decrease) (A)-(B)	Results Year ended Mar. 31, 2005 (C)	increase/(decrease) (A)-(C) amount	increase/(decrease) (A)-(C) percentage(%)
Gross profit	**6,600**	6,200	400	5,631	969	17%
Other income (expenses) :						
Selling, general and administrative expenses	**(4,850)**	(4,800)	(50)	(4,378)	(472)	(11%)
Interest expense, net of interest income	**(170)**	(140)	(30)	(86)	(84)	(98%)
Dividends	**90**	60	30	64	26	41%
Equity in earnings of associated companies, net	**470**	450	20	374	96	26%
Other, net	**210**	100	110	(90)	300	-
Total other income (expenses)	**(4,250)**	(4,330)	80	(4,118)	(132)	(3%)
Income before income taxes and minority interests in earnings of subsidiaries	**2,350**	1,870	480	1,513	837	55%
Income taxes	**(860)**	(670)	(190)	(578)	(282)	(49%)
Income before minority interests in earnings of subsidiaries	**1,490**	1,200	290	935	555	59%
Minority interests in earnings of subsidiaries	**(90)**	(100)	10	(84)	(6)	(7%)
Net income	**1,400**	1,100	300	851	549	65%
Total trading transactions	**102,000**	102,000	-	98,986	3,014	3%
Basic profit (Calculation for reference)*	**1,455**	1,229	226	1,100	355	32%

Note: Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

*Calculation: (Gross profit-Selling, general and administrative expenses-Interest expenses, net of interest income+Dividends)×59% (to take into account income taxes) + Equity in earnings of associated companies, net

Summary

Gross profit
- Further expansion of core businesses and contributions from newly consolidated subsidiaries

Selling, general and administrative expenses
- Increase due to the expansion of business base

Interest expense, net of interest income
- Effect of the rise in interest rates of the U.S. dollar
- Increase due to the expansion of business base

Equity in earnings of associated companies, net
- Continuous strong performances in Jupiter Programming and MS Communications

Other, net
- Additional gain on sale of marketable securities and properties

<Assumptions for annual average>

	Announced in Apr., 2005	Revised in Oct., 2005	Results Apr.1-Sep. 30, 2005
Foreign exchange (Yen/US$) (Apr.-Mar.)	105	112	110.36
Crude Oil (North Sea Brent US$/bbl)	32	55~56	50.4
Coking coal (US$/MT)	around 125	around 125	around 125
Copper (US¢/lb)	110	133	132
Gold (US$/oz)	400	433	429
Interest LIBOR 6M (Yen) (Apr.-Mar.)	0.07%	0.07%	0.07%
Interest LIBOR 6M (US$) (Apr.-Mar.)	3.6%	4.0%	3.7%

6. Notification of interim dividend

Our basic policy is to meet shareholders' expectations by ensuring long-term stable dividends. In addition to this basic policy, we have set the dividend payout ratio at around 20%, reflecting consolidated financial results.
Based on our revised target of consolidated net income of 140 billion yen, the annual dividend is planned to be 22 yen per share (the annual dividends for fiscal year 2004 was 11 yen per share). **Therefore, the interim dividend is 11 yen per share, half amount of the planned annual dividend** (the interim dividend for fiscal year 2004 was 4 yen per share).

Cautionary Statement Concerning Forward-Looking Statements
This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The management targets included in this report are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management strive to achieve through the successful implementation of the Company's business strategies. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets. The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

<Reference information>

Sumitomo Corporation

Number of subsidiaries and associated companies

Unit: Number of companies

	As of Sep. 30, 2005			increase/(decrease) from Sep. 30, 2004		
	Profit	Loss	Total	Profit	Loss	Total
Japan	200	74	274	(31)	26	(5)
Overseas	492	89	581	58	(25)	33
Total	692	163	855	27	1	28
(Profit-making company ratio)			81%			+1pt

Equity in earnings of subsidiaries and associated companies

Unit: 100 millions of yen

	Apr.1-Sep.30, 2005			increase/(decrease) from the same period of the previous year		
	Profit	Loss	Total	Profit	Loss	Total
Japan	295	(31)	264	32	(6)	26
Overseas	454	(21)	433	220	3	223
Total	749	(52)	697	252	(3)	249

Equity in earnings of subsidiaries and associated companies by Segment

Unit: 100 millions of yen

	Apr.1-Sep.30, 2005			increase/(decrease) from the same period of the previous year		
	Profit	Loss	Total	Profit	Loss	Total
Metal Products	56	(4)	52	10	0	10
Transportation & Construction Systems	135	(8)	128	35	6	42
Machinery & Electric	38	(6)	32	24	(1)	24
Media, Electronics & Network	69	(3)	66	0	0	1
Chemical	30	(2)	28	6	(1)	5
Mineral Resources & Energy	86	(2)	84	25	(2)	24
Consumer Goods & Service	41	(8)	33	13	(4)	10
Materials & Real Estate	32	(2)	30	9	3	12
Financial & Logistics	27	(4)	23	10	0	10
Domestic Regional Business Units and Offices	22	(7)	15	5	(4)	1
Overseas Subsidiaries and Branches	170	(1)	169	98	0	98
Other	42	(5)	37	16	(1)	15
Total	749	(52)	697	252	(3)	249

Sumitomo Corporation

RECEIVED

2005 NOV -1 A 11:18

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-34680

October 26, 2005

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated October 26, 2005 [English translation].

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).